Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

October 7, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ethan Horowitz, Branch Chief

Re:	VOC Energy Trust

Form 10-K for the Fiscal Year

Ended December 31, 2013

Filed March 13, 2014

File No. 1-35160

Ladies and Gentlemen:

Set forth below are the responses of VOC Energy Trust, a Delaware statutory trust (the “Trust”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated September 24, 2014, with respect to the Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-35160) (the “Form 10-K”). Each response below has been prepared and is being provided by the Trust, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, each of the Trust’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 6

Reserves, page 16

1.	Please tell us if the natural gas and oil production figures presented on page 17 represent the sales volumes of these products pursuant to Instruction 2 to Item 1204 of Regulation S-K. If not, please expand your presentation to provide a tabular summary of the annual production by final product sold for each of the periods presented on page 17. Also tell us and, if applicable, expand your disclosure to provide the production by final product type sold for each field that contains 15% or more of your total proved reserves based on oil-equivalent-barrels to comply with Item 1204(a) of Regulation S-K.

Mr. Ethan Horowitz

October 7, 2014

Response

The production figures on page 17 of the Form 10-K do represent the sales volumes of the referenced products. In future filings, the Trust will clarify the disclosure by adding a footnote similar to the following: “Reflects sales volumes produced from January 1, 2013 to December 31, 2013 regardless whether royalty payments thereon have been remitted to the Trust by VOC Brazos.”

We acknowledge the Staff’s comment regarding disclosure of production for each field that contains 15% or more of total proved reserves and will do so in future filings. For purposes of the Form 10-K, only one field–the Kurten Field–would have been included in such disclosure, with the amounts as set forth below:

Year	Oil (MBbl)	Natural Gas (MMcf)	Oil Equivalents (MBoe)
2013	212	196	245
2012	195	169	223
2011	159	152	184

With the proved reserve information by field set forth on page 21 of the Form 10-K and the production amounts set forth on page 17 of the Form 10-K, an investor could calculate an approximate production amount for each field. Therefore, we respectfully submit that the omission of such information is not material to an investor and that amending the Form 10-K should not be necessary. However, the Trust will be make disclosure similar to that set forth in the table above in future filings to the extent applicable.

Producing Acreage and Well Counts, page 19

2.	Based on the tabular disclosure provided on page 17, it appears that approximately 13% of your total proved reserves at December 31, 2013 are proved undeveloped. However, your disclosure on page 19 indicates that none of your acreage is undeveloped. Please refer to the disclosure requirements for undeveloped acreage in Item 1208(b) of Regulation S-K and modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Also, note that Item 1208(b) of Regulation S-K requires disclosure relating to the expiration dates of material amounts of your undeveloped acreage. Please tell us whether additional disclosure is required, and if so, incorporate the additional information in your revised presentation.

Mr. Ethan Horowitz

October 7, 2014

Response

As disclosed on page 19 of the Form 10-K, VOC Brazos had no undeveloped acreage at December 31, 2013 (and accordingly, there were no leases or concessions on undeveloped acreage that were about to expire). However, a company can have undeveloped proved reserves on acreage that is otherwise developed, which is the case with respect to VOC Brazos and is reflected in the information disclosed in the table on page 17 of the Form 10-K. The fact that the reserves are undeveloped does not mean that the acreage is undeveloped. Therefore, we respectfully submit that the disclosures in the Form 10-K are accurate.

3.	We note the disclosure on page 20 of the $7.32 million in capital expenditures “associated with proved undeveloped reserves for the year ended December 31, 2013.” Please revise your disclosure to clarify if all or only a part of the $7.32 million in capital expenditures was incurred to convert proved undeveloped reserves to proved developed status. Refer to Item 1203(c) of Regulation S-K.

Response

All $7.32 million in capital expenditures disclosed in the Form 10-K was used to convert proved undeveloped reserves to proved developed reserves. We acknowledge the Staff’s comment and will clarify any similar sentence in future filings to read as follows: “Capital expenditures associated with converting proved undeveloped reserves to proved developed reserves for the year ended December 31, 2013 were $7.32 million.”

4.	Based on the tabular disclosure provided on page 17, it appears that your proved undeveloped reserves increased by 135 MBoe or approximately 17% during the year ended December 31, 2013. Item 1203(b) of Regulation S-K requires that registrants “[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to developed reserves.” Please expand your disclosure to provide the material changes in the net quantities of your reserves relating to all causes such as revisions of previous estimates, improved recovery, extensions and discoveries, purchases or sales of minerals in place in addition to the amounts converted during the year from proved undeveloped to proved developed status. Also include, as part of your revised disclosure, a narrative explanation of such changes and, if applicable, a discussion of any reserves that remain undeveloped for five years or more after initial booking to comply with Item 1203(d) of Regulation S-K.

Response

Because the change in proved undeveloped reserves represented less than 2% of VOC Brazos’ total proved reserves, we do not believe that such information is material and that amending the Form 10-K should not be necessary. However, we acknowledge the Staff’s comment and propose to include appropriate disclosure in future filings regarding

Mr. Ethan Horowitz

October 7, 2014

material changes in VOC Brazos’ proved undeveloped reserves as well as any reserves that remain undeveloped for five years or more, similar to the following, which would have been included in the Form 10-K in response to this comment:

The table below details the activity in our proved undeveloped reserves from December 31, 2012 to December 31, 2013:

	Oil (MBbl)	Natural Gas (MMcf)	Oil Equivalents (MBoe)
Balance, December 31, 2012	723	462	800
Proved undeveloped reserves converted to proved developed reserves by drilling	(203)	(141)	(227)
Additional proved undeveloped reserves added during 2013	391	215	427
Revisions of previous estimates	(48)	(103)	(65)

Balance, December 31, 2013	863	433	935

None of the proved undeveloped reserves have remained undeveloped for five years or more after they were initially disclosed as proved undeveloped reserves.

Major Producing Areas, page 21

5.	We note the figures relating to the total proved reserves and pre-tax PV- 10% disclosed on page 21 and the sum of the proved reserves for Kansas and Texas disclosed elsewhere on page 22 do not appear to correspond to the presentation of such information in the referenced “reserve report” filed as Exhibit 99.1. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Response

The information in the sections that are noted represent information for different entities, which have different interests in the reserves. The disclosures on pages 21 and 22 and certain other places in the Form 10-K represent the reserves of the underlying properties over the remaining life of the properties, 100% of which are owned by VOC Brazos. However, the information on page 18, in the reserve report contained in Exhibit 99.1and certain other places in the Form 10-K represent the Trust’s 80% royalty interest in the reserves over the remaining life of the Trust (approximately 17 years). In future filings, we will attempt to clarify the disclosures regarding whether the reserves are applicable to the underlying properties or the Trust’s interest in those properties.

Mr. Ethan Horowitz

October 7, 2014

Notes to Financial Statements

Note K — Disclosures about Oil and Gas Activities, page 64

Estimated Quantities of Oil and Gas Reserves, page 65

6.	Please revise your disclosure to include an explanation of significant changes in reserve quantities as required by FASB ASC 932-235-50-5. In addition, please revise to include a column showing the total reserve quantities consistent with the example disclosure per FASB ASC 932-235-55-2.

Response

We acknowledge the Staff’s comment regarding compliance with FASB ASC 932-235-50-5 and would propose including applicable disclosure similar to the following in future filings below the first table in Note K:

The Trust recognized net reductions to reserves in 2013 associated with the production of properties of approximately 691,428 Boe. This reduction was mitigated by an increase in reserves of approximately 406,480 Boe as a result of positive revisions due to well performance during 2013 as additional information was obtained through the continued development of existing wells during the period.

The Trust recognized net reductions to reserves in 2012 associated with the production of properties of approximately 706,426 Boe. This reduction was mitigated by an increase in reserves of approximately 105,297 Boe as a result of positive revisions due to well performance during 2012 as additional information was obtained through the continued development of existing wells during the period.

The Trust recognized net reductions to reserves in 2011 associated with the production of properties of approximately 684,197 Boe. This reduction was mitigated by an increase in reserves of approximately 180,812 Boe as a result of positive revisions due to well performance during 2011 as additional information was obtained through the continued development of existing wells during the period.

In addition, we acknowledge the Staff’s comment regarding the inclusion of a total column in the first table of Note K. We propose including such column in future filings.

Mr. Ethan Horowitz

October 7, 2014

Changes in Standardized Measure of Discounted Future Net Cash Flows from Proved Oil and Gas Reserves, page 66

7.	We note that your disclosure of changes in standardized discounted cash flows includes an adjustment for “changes in production rates, timing and other.” Please provide us with a description of the nature of this adjustment and tell us how you considered providing additional explanatory disclosure in your filing. Refer to FASB ASC 932-235-50-35 and 932-235-50-36.

Response

In accordance with FASB ASC 932-235-50-34 through 932-235-50-36 (as illustrated in examples 5 and 6 of FASB ASC 932-235-55), the Trust’s qualitative and quantitative disclosures about Standardized Measure of Discounted Future Net Cash Flows (“SMOG”) are provided on page 66 of its Form 10-K, within Note K – Disclosures About Oil and Gas Activities (Unaudited) of “Item 8. Financial Statements and Supplementary Data.”

The nature of the Trust’s reported SMOG changes attributable to production rates, timing and other is primarily related to changes in the time value of future cash flows that result from changes in the estimated rates and/or timing of recoveries of previously estimated proved oil and gas reserve quantities from the underlying properties operated by the VOC Operators (as defined in the Form 10-K). These changes primarily result from the VOC Operators’ plans and commitments to effect (i) changes in the expected rate at which the previously estimated proved reserve quantities will be recovered or (ii) changes that accelerate or decelerate previously planned development drilling. FASB ASC 932-235-50-35 refers to this component of SMOG changes as “Other – unspecified.” FASB ASC 932-235-50-36 also specifies that additional information necessary to prevent the disclosure of SMOG and changes therein from being misleading shall be provided. In an effort to better explain to readers the nature of these changes, the Trust uses the more descriptive label of “changes in production rates, timing and other.”

The Trust’s changes attributable to production and cash flow rates represent changes in previous estimates or new initiatives of the VOC Operators, such as changes in completion strategies aimed at increasing the rate at which previously estimated reserve quantities will be realized. The Trust’s changes attributable to production and cash flow timing primarily result from the VOC Operators’ plans and commitments to accelerate or decelerate previously planned developmental drilling. For example, the VOC Operators spent $9.0 million and $3.1 million more in capital expenditures in 2013 and 2012, respectively, than originally planned. In addition, oil and gas sales, net of related production taxes and lease operating expenses, were $8.7 million and $6.7 million less than originally projected. These items combined accounted for $14.1 million and $7.6 million of the changes in production rates, timing and other for 2013 and 2012, respectively.

Mr. Ethan Horowitz

October 7, 2014

The Trust makes every effort to clearly and accurately disclose its SMOG and other relevant information within Note K – Disclosures About Oil and Gas Activities (Unaudited) of “Item 8. Financial Statements and Supplementary Data.” For instance on page 64, the Trust discloses the significant inputs used to estimate SMOG and cautions readers that they should not mistake SMOG as an estimate of fair value of oil and gas properties. In addition, by expanding the label of “Other – unspecified” to be “Changes in production rates, timing and other,” the Trust intends for the readers to be better informed of the nature of changes encompassed by the line item.

Although the Trust respectfully submits that it complies with FASB ASC-235-50-35 and FASB ASC 932-235-50-36, we continually strive to identify opportunities to better inform our readers. Accordingly, the Trust proposes to further enhance this area of disclosure in future filings by adding, directly after its tabular SMOG disclosures, qualitative disclosures about significant changes in production rates, timing and other. An example of such proposed disclosure relating to the Form 10-K would be as follows:

The Trust’s changes in standardized measure of discounted future net cash flows attributable to production rates, timing and other primarily represents changes in the Trust’s estimates of when proved reserve quantities will be realized. During the years ended December 31, 2013 and 2012, the Operator increased its development drilling capital plans, which had the effect of accelerating the estimated timing of development and then the ultimate realization of undeveloped proved reserves.

In connection with responding to the comments of the Staff, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at (713) 220-4764.

Sincerely,

cc: Michael J. Ulrich	Scott L. Olson